Exhibit 21.1

SUBSIDIARIES OF H2B2 ELECTROLYSIS TECHNOLOGIES, INC.

Name of Subsidiary	Jurisdiction of Organization
H2B2 Electrolysis Technologies, S.L.U.	Spain
H2B2 Corp, S.L.U.	Spain
H2B2 O&M, S.L.U.	Spain
Green H2, LLC	USA
SoHyCal LLC	USA
H2B2 QOF, LLC	USA
H2B2 USA, LLC	USA
H2B2 Electrolysis Technologies UK, Ltd	England and Wales
Flitecho, S.L.	Uruguay
GreenH Electrolysis Private Ltd	India
H2V2 Mexico, S.A de C.V.	México